National Research Corporation
1245 Q Street
Lincoln, Nebraska

October 5, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549

Re:	National Research Corporation Annual Report on Form 10-K for the year ended December 31, 2004 File No. 000-29466

Ladies and Gentlemen:

        On behalf of National Research Corporation, a Wisconsin corporation (the “Company”), and as requested in the letter dated September 15, 2005, from Jim Rosenberg, Senior Assistant Chief Accountant of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), the undersigned acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	comments of the Commission staff (the “Staff”) or changes to disclosure in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert comments of the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NATIONAL RESEARCH CORPORATION
By: /s/ Patrick E.Beans
Patrick E. Beans
Vice President, Treasurer, Secretary and
Chief Financial Officer